UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Azerbaijan Airlines Buys Six E-Jets

São José dos Campos, Brazil, November 14, 2012 – Embraer has signed a firm order for four EMBRAER 190s jets with Azerbaijan Airlines (AZAL), the national carrier of Azerbaijan. Deliveries are planned to start in the third quarter of 2013. The total value of the deal is USD 180.8 million, at list price, which will be included in Embraer’s fourth quarter of 2012 backlog.

AZAL has also purchased from Embraer, through its wholly-owned subsidiary ECC leasing, two pre-owned EMBRAER 170s, the first of which will be delivered in the second quarter of 2013. By the end of next year, six E-Jets will be flying in AZAL’s domestic and international networks from Heydar Aliyev International Airport (GYD), the carrier’s main base at Baku, Azerbaijan capital.

“The Azerbaijan Airlines order increases Embraer’s presence in Eastern Europe, a region where we see a strong potential for the E-Jets to help airlines efficiently renew their fleets and open new routes,” said Paulo Cesar Silva, Embraer President & CEO, Commercial Aviation. “Azerbaijan’s strategic geographical position offers excellent potential for developing air links with Europe/CIS, the Middle East and Asia. With both the E170 and E190, AZAL will have the flexibility to grow with an ideal combination of frequency and seat capacity that only the E-Jets family can offer.”

AZAL is introducing E-Jets as part of a fleet renewal strategy that includes replacement of its turboprop fleet. The carrier will configure its E170s and E190s in a single class with 76 and 106 Elite seats, respectively. The aircraft will enable the airline to increase frequencies between Baku and Nakhchievan and to introduce new local and international services to cities such as Odessa, Volgograd, Sochi, Donestsk and others.

“The EMBRAER 190 is the ideal aircraft for the speed and range we need to open new routes. It’s a really versatile airplane that will give us the ability to fly to both domestic and international markets where we see strong growth potential,” said Jahangir Askerov, President and Chairman of the Board of Azerbaijan Airlines CJSC. “And with the EMBRAER 170, we can better match seat capacity to variations in demand across the network. The commonality of the two airplanes is a tremendous benefit, too.”

Azerbaijan Airlines becomes the 25th E-Jet customer in Europe. AZAL also joins a growing list of customers in Eastern Europe and Central Asia that have identified E-Jets as their aircraft of choice: AeroSvit, Air Astana, Air Moldova, Belavia, Bulgaria Air, Dniproavia, Estonian Air, LOT Polish, and Montenegro Airlines.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles	Robert Stangarone	Hervé Tilloy	Mirage Zhong	Shorbani Roy
flavia.sekles@embraer.com.br	rstangarone@embraer.com	herve.tilloy@embraer.fr	mirage.zhong@bjs.embraer.com	shorbani.roy@sin.embraer.com
Cell: +55 12 8111 0600	Cell: +1 954 260 9939	Cell: +33 6 0864 3545	Cell: +86 138 1191 8053	Cell: +65 9794 2401
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3101	Tel.: +33 1 4938 4530	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986	Fax: +65 6734 8255

About Azerbaijan Airlines

Azerbaijan Airlines (AZAL, Azərbaycan Hava Yolları in Azeri) is part of the Azerbaijan Hava Yollari Closed Joint Stock Company, the largest airline of the Caucasus region and the country’s national flag carrier. Headquartered in Baku, it is a member of International Air Transport Association (IATA). Azerbaijan Hava Yollari operates passenger flights to Europe, the CIS, the Middle East and Asia. The airline plans to expand its network with regular flights to destinations in North America and South-East Asia in 2013 using wide-body aircraft. As the national flag carrier, Azerbaijan Hava Yollari holds an important place in the international aviation community and a leading position in the CIS. For more information, please visit www.azal.az.

About the EMBRAER 170/190 Family of E-Jets

The Embraer family of E-Jets consists of four commercial jets with 70 to 122 seats, featuring advanced engineering design, efficient performance, outstanding operating economics, low emissions levels and a spacious cabin without middle seats (2x2).

E-Jets have a maximum cruising speed of Mach 0.82, can fly at 41,000 feet (12,500 meters) and have ranges of up to 2,400 nautical miles (4,450 kilometers). The high degree of commonality among the four aircraft – EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 – results in exceptional savings for carriers in terms of crew training and the cost of spare parts and maintenance. Another key feature of E-Jets is their state-of-the-art, fly-by-wire technology which increases operating safety while reducing pilot workload and fuel consumption.

The double-bubble fuselage design provides superior comfort and includes two main passenger and two service doors to minimize aircraft turn-around time. E-Jets offer much more space for passengers, in a single or dual-class layout, than other aircraft of similar seating capacities. For more details, visit www.EmbraerCommercialJets.com.

E-Jets have achieved outstanding success with over 1,000 firm orders logged and 900 E-Jets have been delivered. This proven family is helping airlines to right size low load factor flights on narrow body routes, to replace older, inefficient aircraft, and to develop new markets with lower operating costs, greater efficiency all while delivering outstanding passenger comfort. To better understand the benefits of these aircraft to substitute older jets, visit www.eforefficiency.com.

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles	Robert Stangarone	Hervé Tilloy	Mirage Zhong	Shorbani Roy
flavia.sekles@embraer.com.br	rstangarone@embraer.com	herve.tilloy@embraer.fr	mirage.zhong@bjs.embraer.com	shorbani.roy@sin.embraer.com
Cell: +55 12 8111 0600	Cell: +1 954 260 9939	Cell: +33 6 0864 3545	Cell: +86 138 1191 8053	Cell: +65 9794 2401
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3101	Tel.: +33 1 4938 4530	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986	Fax: +65 6734 8255

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the USA. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles	Robert Stangarone	Hervé Tilloy	Mirage Zhong	Shorbani Roy
flavia.sekles@embraer.com.br	rstangarone@embraer.com	herve.tilloy@embraer.fr	mirage.zhong@bjs.embraer.com	shorbani.roy@sin.embraer.com
Cell: +55 12 8111 0600	Cell: +1 954 260 9939	Cell: +33 6 0864 3545	Cell: +86 138 1191 8053	Cell: +65 9794 2401
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3101	Tel.: +33 1 4938 4530	Tel.: +86 10 6598 9988	Tel.: +65 6305 9955
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986	Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer